UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 5, 2009

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes   ☐     No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐     No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated March 4, 2009 of Global Ship Lease, Inc. (the “Company”), reporting the Company’s financial results for the quarter ended December 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: March 5, 2009	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Investor and Media Contact: Tyler Wilson

The IGB Group

646-673-9701

Global Ship Lease Reports Results for the Fourth Quarter of 2008

Declared Fourth Quarter Dividend of $0.23 Per Share

LONDON, March 4, 2009 – Global Ship Lease, Inc (NYSE: GSL, GSL.U GSL.WS), a rapidly growing containership charter owner, announced today its unaudited results for the three months ended December 31, 2008.

Fourth Quarter 2008 and Year-to-Date 2009 Highlights

•	Paid a starting dividend of $0.23 per share on October 14, 2008 to all Class A common shareholders and unit holders of record as of October 2, 2008

•	Paid a third quarter dividend of $0.23 per share on November 28, 2008 to Class A common shareholders and unit holders of record as of November 21, 2008

•	Declared a fourth quarter dividend of $0.23 per share payable on March 5, 2009 to Class A common shareholders and unit holders and Class B common shareholders of record as of February 20, 2009

•	Generated $12.8 million cash available for common dividends in the fourth quarter of 2008

•	Reported revenue of $26.3 million for the fourth quarter of 2008

•	Reported normalized net earnings of $7.0 million, or $0.21 per share, for the fourth quarter of 2008, excluding a $50.7 million non-cash interest rate derivative mark-to-market charge

•	Including non-cash charges, reported net loss of $43.7 million for the fourth quarter of 2008

•

Took delivery of four containerships in December 2008 ranging in size from 4,045 to 10,960 TEU and with charters in place for 14 to 17 years, as planned. The company drew $256 million under its credit facility to pay for the four vessels

•	Expanded management team with appointment of Vivek Puri to Chief Technical Officer in November 2008

•	Favorably amended $800 million credit facility to improve financial flexibility in February 2009

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “Global Ship Lease’s fully time chartered fleet was once again the main driver of the company’s strong revenues and predictable cash flows in this challenging economic environment. During the fourth quarter, we took delivery of four additional vessels and commenced long-term time charters for each, expanding our modern fleet to 16 vessels and increasing our contracted revenue stream to $1.5 billion. Our entire operating fleet is now secured on contracts with an average remaining term of approximately 10 years, all of which continue to perform as expected. Complementing our disciplined time charter approach which generates predictable and stable cash flows, we worked closely with our ship manager to maintain cost controls during a period when crew and lubricating oil expenses have been increasing.”

Mr. Webber continued, “In addition, as we entered into 2009 we took decisive actions to reduce our risk with respect to our loan to value maintenance covenant under the Company’s credit facility. Specifically, we worked closely with our lenders to favorably amend our credit facility with modest upfront cost. Our proactive approach enabled us to significantly reduce our exposure to pressures on ship valuations and enhances Global Ship Lease’s ability to continue providing shareholders with attractive dividends.”

Results for Three Months Ended December 31, 2008

Comparative financial information for 2007 is not included herein because under predecessor accounting this information pertains primarily to operations of the vessels when they were owned by CMA CGM, a privately owned French container shipping company, and operated in CMA CGM’s business of earning revenue from carrying cargo. Global Ship Lease commenced its business of time chartering out vessels in December 2007. The two business models are not comparable.

Financial information relating to the year ended December 31, 2008 is also not included due to the significant changes arising from the merger on August 14, 2008, including a change in legal entity. The unaudited interim combined financial statements included in this press release reflect the periods before and after the merger on August 14, 2008, as a result of which the capital structure changed significantly and the company became listed on the New York Stock Exchange.

Revenue for the three months ended December 31, 2008, as reported in our unaudited interim combined financial statements, was $26.3 million for the Successor (post-merger for the three months ended December 31, 2008). Normalized net earnings were $7.0 million after adjusting for a non cash mark-to-market charge of $50.7 million on our interest rate derivatives. The reported net loss was $43.7 million.

(U.S. Dollars thousand except per share data)	Three Months ended December 31, 2008
Revenue	26,305
Operating Income	9,875
Net loss	(43,655)
Normalized net earnings(1)	7,020
Normalized earnings per share(1)	0.21
Cash available for distribution(1)	12,777

(1)	Normalized net earnings, normalized earnings per share, and cash available for distribution are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this release and a reconciliation is provided to the interim unaudited financial statements.

Revenue and Utilization

Global Ship Lease owned twelve vessels at the beginning of the fourth quarter and took delivery of four additional vessels during December. The fleet generated revenue from fixed rate long-term time charters of $26.3 million in the three months ended December 31, 2008. During this period, there were no off-hire days representing utilization of 100%. There were 4,416 ownership days in the year ended December 31, 2008 with 15 planned off-hire days for a scheduled dry-docking in the First Quarter and 30 unplanned days, representing utilization of 99%.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $7.9 million for the three months ended December 31, 2008, an average of $6,873 per ownership day, down 4% on the average cost for the previous quarter. Vessel operating expenses include regular ship operating costs under Global Ship Lease’s ship management agreements and are at less than the capped amounts included in these agreements.

Depreciation

Depreciation was $5.9 million for the three months ended December 31, 2008, including the effect of the purchase during December of four additional vessels.

General and Administrative Costs

General and administrative costs incurred were $2.7 million in the fourth quarter of 2008, which was our first full quarter as an independent public company.

Interest Expense

Interest expense for the three months ended December 31, 2008 was $2.6 million based on the company’s indebtedness of $286.1 million through the quarter until the purchase of the four vessels in December, which led to additional drawings under the credit facility of $256.0 million, bringing total drawings to $542.1 million.

Change in Fair Value of Financial Instruments

The company hedges the majority of its interest rate exposure by entering into derivatives that swap floating rate debt to fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked to market each period end with any change in the fair value being booked to the income and expenditure account. The change in the fair value gave a $50.7 million loss in the three months ended December 31, 2008 reflecting the decline in LIBOR and movements in the forward curve for interest rates. Mark-to-market adjustments have no impact on operating performance or cash generation and do not affect the company’s ability to make distributions to shareholders.

Net Earnings

Normalized net earnings were $7.0 million, or $0.21 per share, for the quarter ended December 31, 2008 excluding a $50.7 million non-cash interest rate derivative mark-to-market charge.

Including non-cash charges, the company reported a net loss of $43.7 million for the quarter.

Normalized net earnings and normalized earnings per share are non-US GAAP measures and are reconciled to the financial statements further in this release. We believe that they are useful measures with which to assess the company’s financial performance as they adjust and for non-cash and other items that do not affect the company’s ability to make distributions on common shares.

Amended Credit Facility

On February 10, 2009, Global Ship Lease obtained significant relief with respect to its loan to value maintenance covenant under terms of the company’s amended $800 million credit agreement. Specifically, the allowed ratio of borrowings to ship values has been increased to a maximum of 100%, from 75% previously, applicable for each of the test dates commencing with the next which is due April 30, 2009 up to and including the test due on April 30, 2010. During this period, the company will have no restrictions on its ability to distribute dividends unless the loan to value ratio exceeds 90%, at which point Global Ship Lease will be required to place 50% of its quarterly cash available for distribution in a pledged account. The pledged account can be released back to the company if loan to value falls back below 90% during a subsequent valuation period. As part of the amended facility, the company has agreed to increase the margin of interest paid on the existing loan to value pricing grid by 50 basis points, and the grid has been extended to accommodate higher loan to value ratios. The facility will now bear an interest margin ranging from 1.25% to 2.75% over LIBOR, depending on loan to value. In addition, the commitment fee will increase to 0.50% from 0.25% and the maximum availability under the credit facility will begin to amortize from December 2011 rather than December 2012 previously.

Dividend

A dividend of $0.23 per Class A common share and unit and Class B common share has been declared for the quarter ended December 31, 2008 and is due to be paid on March 5, 2009. The total dividend payment is approximately $12.4 million. The 12.375 million Class C common shares, which were issued on August 14, 2008 as advance part payment for the four vessels delivered in December 2008, were converted to Class A common shares on January 1, 2009 and participate in the dividend. The dividend will be paid to shareholders and unit holders of record as of February 20, 2009.

Cash Available for Common Dividends

Cash available for common dividends was $12.8 million for the three months ended December 31, 2008. Cash available for common dividends is a non-US GAAP measure and is reconciled to the financial statements further in this release. We believe that it is a useful measure with which to assess the company’s operating performance as it adjusts for the effects of non-cash items that do not affect the company’s ability to make distributions on common shares. The percentage of cash available for common dividends absorbed by the total dividend for Fourth Quarter 2008 is 97%. Excluding the dividend to be paid on the newly converted Class C common shares, the percentage is 74%. In addition, the dividend is payable on the 7.4 million Class B common shares for the first time.

Fleet Utilization

The table below shows vessel utilization for each of the quarters in 2008. Global Ship Lease commenced its business of time chartering out vessels in mid December 2007 and consequently comparative figures for 2007 are not presented.

Days	Three months ended Dec-31 08	Three months ended Sep-30 08	Three months ended Jun-30 08	Three months ended Mar-31 08	Year ended Dec-31 08
Ownership days	1,153	1,104	1,092	1,067	4,416
Planned offhire - scheduled drydock	—	—	—	(15)	(15)
Unplanned offhire - bottom damage	—	(4)	(4)	—	(8)
Unplanned offhire - other	—	(14)	(3)	(5)	(22)

Operating days	1,153	1,086	1,085	1,047	4,371
Utilization	100.0%	98.4%	99.4%	98.1%	99.0%

Fleet

The following table provides information about the on-the-water fleet of 16 vessels chartered to CMA CGM.

Vessel Name	Capacity TEUs(1)	Year Built	Purchase Date by GSL(2)	Charter Remaining Duration (years)
Ville d’Orion	4,113	1997	December 2007	4
Ville d’Aquarius	4,113	1996	December 2007	4
CMA CGM Matisse	2,262	1999	December 2007	8
CMA CGM Utrillo	2,262	1999	December 2007	8
Delmas Keta	2,207	2003	December 2007	9
Julie Delmas	2,207	2002	December 2007	9
Kumasi	2,207	2002	December 2007	9
Marie Delmas	2,207	2002	December 2007	9
CMA CGM La Tour	2,272	2001	December 2007	8
CMA CGM Manet	2,272	2001	December 2007	8
CMA CGM Alcazar	5,100	2007	January 2008	12
CMA CGM Chateau d’lf	5,100	2007	January 2008	12
CMA CGM Thalassa	10,960	2008	December 2008	17
CMA CGM Jamaica	4,298	2006	December 2008	14
CMA CGM Sambhar	4,045	2006	December 2008	14
CMA CGM America	4,045	2006	December 2008	14

(1)	Twenty-foot Equivalent Units.

(2)	Purchase dates related to the Company’s time charter business, which occurred during both the predecessor and successor period.

The following table provides information about the contracted fleet.

Vessel Name	Capacity in TEUs(1)	Year Built	Estimated Date to GSL	Charterer Delivery	Charter Duration (years)
CMA CGM Berlioz(2)	6,627	2001	July 2009	CMA CGM	12
Hull 789(3)	4,250	2010	October 2010	ZISS	7-8	(4)
Hull 790(3)	4,250	2010	December 2010	ZISS	7-8	(4)

(1)	Twenty-foot Equivalent Units.

(2)	Contracted to be purchased from CMA CGM.

(3)	Contracted to be purchased from German interests.

(4)	Seven year charter that could be extended to eight years at Charterers’ option.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the company’s results for the quarter ended December 31, 2008 today, Wednesday, March 4, 2009 at 11:00 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (877) 852-6580 or (719) 325-4815; Passcode: 9449847

Please dial in at least 10 minutes prior to 11:00 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Wednesday, March 18, 2009 at (888) 203-1112 or (719) 457-0820. Enter the code 9449847 to access the audio replay. The webcast will also be archived on the company’s website: http://www.globalshiplease.com.

About Global Ship Lease

Global Ship Lease is a rapidly growing containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease currently owns 16 vessels and has contracts in place to purchase an additional three vessels. The Company has contracted to purchase one vessel for $82 million from CMA CGM expected to be delivered in July 2009. The Company also has contracts in place to purchase two newbuildings from German interests for approximately $77 million each which are expected to be delivered in the fourth quarter of 2010.

Once all of the contracted vessels have been delivered, Global Ship Lease will have a 19 vessel fleet with total capacity of 74,797 TEU and a weighted average age of 6.1 years. All of the vessels including those contracted for future delivery, are under long-term charters with an average remaining charter term of approximately 10 years.

Reconciliation of Non-US GAAP Financial Measures

A. Cash Available for Common Dividends

Cash available for common dividends is a non-US GAAP measure and is reconciled to the financial statements below. It represents net earnings adjusted for non-cash items including depreciation, amortization of deferred financing charges, accretion of earnings for intangible liabilities, charge for equity based incentive awards and change in fair value of derivatives. We also deduct an allowance for the cost of future drydockings which due to their substantial and periodic nature could otherwise distort quarterly cashflow available for common dividends. Cash available for common dividends is a non-US GAAP quantitative measure used to assist in the assessment of the company’s ability to pay common dividends. Cash available for common dividends is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. We believe that cash available for common dividends is a useful measure with which to assess the company’s operating performance as it adjusts for the effects of non-cash items that do not affect the company’s ability to make distributions on common shares.

Three Months ended December 31, 2008
(U.S. Dollars thousand)
Net loss	(43,655)
Add: Depreciation	5,883
Charge for equity incentive awards	812
Amortization of deferred financing fees	133
Change in value of derivatives	50,675
Less: Allowance for future dry-docks	(725)
Revenue accretion for intangible liabilities	(53)
Deferred taxation	(293)

Cash from operations available for common dividends	12,777

B. Normalized net earnings

Normalized net earnings is a non-US GAAP measure and is reconciled to the financial statements below. It represents net earnings adjusted for the change in fair value of derivatives. Normalized net earnings is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net earnings for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash for distribution as dividends. Normalized net earnings is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. Normalized net earnings per share is calculated based on normalized net earnings and the actual or pro forma weighted average number of shares in the relevant period.

Three months ended December 31, 2008
(U.S. Dollars thousand except share and per share data)
Net loss	(43,655)
Adjust: Change in value of derivatives	50,675

Normalized net earnings	7,020

Weighted average number of Class A common shares outstanding(1)
Basic and diluted	33,967,357
Net (loss) per share on reported earnings
Basic and diluted	(1.29)
Normalized net income per share
Basic and diluted	0.21

(1)	The weighted average number of shares basic and diluted excludes Class B common shares, Class C common shares converted to Class A common shares on January 1, 2009 and the effect of outstanding warrants and stock based incentive awards. There is no dilution as the warrants and stock based incentive awards were anti dilutive at December 31, 2008.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand growth in the international containership industry;

•	future payments of dividends and the availability of cash for payment of dividends;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	Global Ship Lease’s ability to repay its credit facility and grow using the available funds under its credit facility;

•	assumptions regarding interest rates and inflation;

•	change in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including discharge of pollutants and vessel collisions;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into long-term, fixed-rate charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations; and

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED COMBINED FINANCIAL STATEMENTS

THREE MONTH PERIOD AND YEAR ENDED DECEMBER 31, 2008

Global Ship Lease, Inc.

Interim Unaudited Combined Balance Sheets

The interim unaudited combined financial statements up to December 31, 2008 include two distinct reporting periods (i) January 1, 2008 through August 14, 2008 (“Predecessor”) and (ii) August 15, 2008 through December 31, 2008 (“Successor”), which relate to the period preceding the merger referred to in note 1 and the period succeeding the merger, respectively. Further, the Company derived virtually all of its revenue in 2008 from chartering out its vessels under long-term fixed rate time charters whereas in 2007, it earned virtually all of its revenue from carrying containerized cargo. The interim unaudited combined financial statements for the Successor period reflect the acquisition of Global Ship Lease, Inc. under the purchase method of accounting. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation under purchase accounting as compared to historical cost. Further, the results for the periods after January 1, 2008 are not comparable to results prior to that date due to the different nature of the business.

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2008 Successor	December 31, 2007 Predecessor
Assets
Cash and cash equivalents		$26,363	$1,891
Restricted cash	11	3,026	188,000
Accounts receivable		638	185
Inventories		—	1,613
Prepaid expenses		734	231
Other receivables		1,713	194
Deferred financing costs		526	752

Total current assets		33,000	192,866

Vessels in operation	5	906,896	475,299
Vessel deposits	6	15,720	—
Other fixed assets		21	33
Intangible assets - purchase agreement		7,840	—
Derivative instruments	12	—	1,297
Deferred financing costs		3,131	5,130

Total non-current assets		933,608	481,759

Total Assets		$966,608	$674,625

Liabilities and Stockholders’ Equity
Liabilities
Current installments of long term debt	7	$—	$401,100
Intangible liability - charter agreements		1,608	—
Accounts payable		36	502
Accrued expenses	8	6,436	7,487
Derivative instruments	12	10,940	—

Total current liabilities		19,020	409,089

Long term debt	7	542,100	—
Shareholders’ loan	8	—	176,875
Preferred shares	11	48,000	—
Intangible liability - charter agreements		26,348	—
Derivative instruments	12	36,101	1,186

Total long-term liabilities		652,549	178,061

Total Liabilities		$671,569	$587,150

Commitments and contingencies	9	—	—

See accompanying notes to interim unaudited combined financial statements

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2008 Successor	December 31, 2007 Predecessor
Stockholders’ Equity
Common stock - authorized 100 shares $.01 par value; 100 shares issued and outstanding		—	—
Class A Common stock - authorized 214,000,000 shares with a $.01 par value; 33,968,361 shares issued and outstanding	11	339	—
Class B Common stock - authorized 20,000,000 shares with a $.01 par value; 7,405,956 shares issued and outstanding	11	74	—
Class C Common stock - authorized 15,000,000 shares with a $.01 par value; 12,375,000 shares issued and outstanding, convertible to class A common shares	11	124	—
Retained earnings (deficit)		(9,338)	(96,925)
Net income (loss) for the period		(43,970)	16,776
Due to CMA CGM		—	162,885
Accumulated other comprehensive income		—	4,739
Additional paid in capital		347,810	—

Total Stockholders’ Equity		295,039	87,475

Total Liabilities and Stockholders’ Equity		$966,608	$674,625

See accompanying notes to interim unaudited combined financial statements

Interim Unaudited Combined Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended December 31,
	Note	2008 Successor	2007 Predecessor
Operating Revenues
Voyage revenue		$—	$78,348
Time charter revenue		26,305	2,909

		26,305	81,257
Operating Expenses
Voyage expenses		—	60,173
Vessel operating expenses		7,924	5,714
Depreciation	5	5,883	4,919
General and administrative		2,686	8,514
Other operating (income) expense		(63)	4,399

Total operating expenses		16,430	83,719

Operating Income (Loss)		9,875	(2,462)
Non Operating Income (Expense)
Interest income		195	207
Interest expense		(2,647)	(4,795)
Realized and unrealized (loss) gain on interest rate derivatives	12	(50,986)	—

Income (Loss) before Income Taxes		(43,563)	(7,050)
Income taxes		(92)	(20)

Net Income (Loss)		$(43,655)	$(7,070)

	Note	August 15 to December 31, 2008 Successor	January 1 to August 14 2008 Predecessor	Year ended December 31, 2007 Predecessor
Operating Revenues
Voyage revenue		$—	$2,072	$332,186
Time charter revenue		39,095	55,883	2,909

		39,095	57,955	335,095

Operating Expenses
Voyage expenses		—	1,944	249,457
Vessel operating expenses		11,904	18,074	23,959
Depreciation	5	8,731	12,163	16,119
General and administrative		3,712	3,814	17,751
Other operating (income) expense		(106)	93	(2,341)

Total operating expenses		24,241	36,088	304,945

Operating Income (Loss)		14,854	21,867	30,150
Non Operating Income (Expense)
Interest income		413	424	207
Interest expense		(3,842)	(17,600)	(13,561)
Realized and unrealized (loss) gain on interest rate derivatives	12	(55,293)	2,749	—

Income (Loss) before Income Taxes		(43,868)	7,440	16,796
Income taxes		(102)	(23)	(20)

Net Income (Loss)		$(43,970)	$7,417	$16,776

See accompanying notes to interim unaudited combined financial statements

(Expressed in thousands of U.S. dollars except share data)

	Three months ended December 31,
	Note	2008 Successor	2007 Predecessor
Weighted average number of common shares outstanding basic and diluted		n.a.	100
Net income (loss) per share in $ per share basic and diluted		n.a.	(70,700)
Weighted average number of Class A common shares outstanding Basic and diluted	14	33,967,357	n/a
Net income (loss) in $ per share amount Basic and diluted	14	$(1.29)	n/a
Weighted average number of Class B common shares outstanding Basic and diluted	14	7,405,956	n/a
Net income (loss) in $ per share amount Basic and diluted	14	$—	n/a

	Note	August 15 to December 31, 2008 Successor	January 1 to August 14 2008 Predecessor	Year ended December 31, 2007 Predecessor
Weighted average number of common shares outstanding basic and diluted		n.a.	100	100
Net income (loss) per share in $ per share basic and diluted		n.a.	$74,170	$167,760
Weighted average number of Class A common shares outstanding Basic and diluted	14	33,800,307	n.a.	n.a.
Net income (loss) in $ per share amount Basic and diluted	14	$(1.30)	n.a.	n.a.
Weighted average number of Class B common shares outstanding Basic and diluted	14	7,405,956	n.a.	n.a.
Net income (loss) in $ per share amount Basic and diluted	14	$—	n.a.	n.a.

See accompanying notes to interim unaudited combined financial statements

Interim Unaudited Combined Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended December, 31
	Note	2008 Successor	2007 Predecessor
Cash Flows from Operating Activities
Net income (loss)		$(43,655)	$(7,070)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Unrealized foreign exchange		(80)	—
Depreciation	5	5,883	4,919
Amortization of deferred financing costs		133	785
Change in fair value of certain financial derivative instruments	12	50,675	10,439
Intangible liability amortization		(53)	—
Settlements of hedges which do not qualify for hedge accounting	12	350	1,183
Share-based compensation	13	812	—
Decrease (increase) in other receivables and prepaid expenses		(367)	30,814
Decrease (increase) in inventories		—	5,722
(Decrease) increase in accounts payable and other liabilities		1,493	(18,836)
Periodic costs relating to drydocks		—	(3,125)

Net Cash Provided by Operating Activities		15,191	24,831

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	12	(350)	(1,184)
Acquisition of Global Ship Lease, Inc. net of cash acquired	3	(984)	—
Release of trust account	3	—	—
Purchase of other fixed assets		(257,450)	(36)
Cash paid for purchases of vessels and vessel prepayments		—	(146,593)

Net Cash Provided (Used) in Investing Activities		(258,784)	(147,813)

Cash Flows from Financing Activities
Proceeds from debt		256,000	401,100
Variation in restricted cash		(3,026)	(188,000)
Issuance costs of debt		(4)	(5,892)
Proceeds from shareholder loans		—	176,875
Proceeds from warrant exercise		3,026	—
Buyback of shares	3	—	—
(Decrease)/increase in amount due to CMA CGM		—
Deemed distribution to CMA CGM		—	(16,119)
Dividend payments	11	(15,624)	(96,925)
Repayments of long term debt	3	—	(146,166)
Repayments of capital lease obligations		—	—

Net Cash Provided (Used) by Financing Activities		240,372	124,873
Net Increase in Cash and Cash Equivalents		(3,221)	1,891

Cash and Cash Equivalents at start of Period		29,584	—

Cash and Cash Equivalents at end of Period		26,363	1,891

	Note	August 15 to December 31 2008 Successor	January 1 to August 14 2008 Predecessor	Year ended December 31, 2007 Predecessor
Cash Flows from Operating Activities
Net income (loss)		$(43,970)	$7,417	$16,776
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Unrealized foreign exchange		(80)	—	—
Depreciation	5	8,731	12,163	16,119
Amortization of deferred financing costs		199	491	2,194
Change in fair value of certain financial derivative instruments	12	54,851	(3,081)	9,132
Intangible liability amortization		(67)	—	—
Settlements of hedges which do not qualify for hedge accounting	12	632	141	58
Share-based compensation	13	1,167	—	—
Decrease (increase) in other receivables and prepaid expenses		337	(980)	26,574
Decrease (increase) in inventories		—	1,613	2,390
(Decrease) increase in accounts payable and other liabilities		(7,849)	4,422	(11,918)
Periodic costs relating to drydocks		—	(1,460)	(4,738)

Net Cash Provided by Operating Activities		13,951	20,726	56,587

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	12	(632)	(4,871)	(58)
Acquisition of Global Ship Lease, Inc. net of cash acquired	3	(6,547)	—	—
Release of trust account	3	317,446	—	—
Purchase of other fixed assets		—	—	(36)
Cash paid for purchases of vessels and vessel prepayments		(272,927)	—	(183,713)

Net Cash Provided (Used) in Investing Activities		37,340	(4,871)	(183,807)

Cash Flows from Financing Activities
Proceeds from debt		256,000	—	401,100
Variation in restricted cash		(3,026)	188,000	(188,000)
Issuance costs of debt		(3,856)	(276)	(5,892)
Proceeds from shareholder loans		—	—	176,875
Proceeds from warrant exercise		3,026	—	—
Buyback of shares	3	(147,053)	—	—
(Decrease)/increase in amount due to CMA CGM		—	(188,713)	(11,881)
Deemed distribution to CMA CGM		—	(505)	(96,925)
Dividend payments	11	(15,624)	—	—
Repayments of long term debt	3	(115,000)	—	(146,166)
Repayments of capital lease obligations		—	—	—

Net Cash Provided (Used) by Financing Activities		(25,533)	(1,494)	129,111

Net Increase in Cash and Cash Equivalents		25,758	14,361	1,891
Cash and Cash Equivalents at start of Period		605	1,891	—

Cash and Cash Equivalents at end of Period		$26,363	16,252	1,891

See accompanying notes to interim unaudited combined financial statements

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,
	Note	2008 Successor	2007 Predecessor
Supplemental Information
Non cash investing and financing activities
Issuance of shares and preferred shares for the acquisition of 100% shares of Global Ship Lease, Inc.		$—	$—
Dividend declared and not yet paid		$—	$—
Total interest paid during period		$2,535	$2,745
Total tonnage tax and income tax paid		$—	$90

	Note	August 15 to December 31 2008 Successor		January 1 to August 14 2008 Predecessor	Year ended December 31, 2007 Predecessor
Supplemental Information
Non cash investing and financing activities
Issuance of shares and preferred shares for the acquisition of 100% shares of Global Ship Lease, Inc.			$216,730	$—	$—
Dividend declared and not yet paid		$	nil	$—	$—
Total interest paid during period			$4,639	$10,782	$10,102
Total tonnage tax and income tax paid			$—	$—	$310

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Interim Unaudited Combined Statements of Stockholders’ Equity

	Number of Common Stock at $0.01 Par value	Common Stock	Accumulated Earnings (Deficit)
Balance at December 31, 2005 (Predecessor)	—	$—	$—
Incorporation of Global Ship Lease, Inc.	100	—	—
Change in amount due from CMA CGM	—	—	—
Allocation of prior year net income	—	—	—
Net income for the period	—	—	—
Effect of derivative instruments	—	—	—
Effect of currency translation adjustment	—	—	—

Balance at December 31, 2006 (Predecessor)	—	—	—
Incorporation of Global Ship Lease, Inc.	100	—	—
Change in amount due from CMA CGM	—	—	—
Allocation of prior year net income	—	—	—
Net income for the period	—	—	—
Effect of derivative instruments	—	—	—
Effect of currency translation adjustment	—	—	—
Other effect of the transfer of the initial ten vessels in 2007	—	—	—
Deemed distribution to CMA CGM	—	—	(96,925)

Balance at December 31, 2007 (Predecessor)	100	—	(96,925)
Change in amount due from CMA CGM	—	—	—
Allocation of prior year net income	—	—	(4,967)
Other effect of the transfer of the two vessels in 2008	—	—	—
Deemed distribution to CMA CGM	—	—	(505)
Net income for the period	—	—	—
Allocation of net income	—	—	8,068

Balance at August 14, 2008 (Predecessor)	100	—	(94,329)

	Net Income	Due to CMA CGM	Accumulated Other Comprehensive Income
Balance at December 31, 2005 (Predecessor)	$9,005	$(3,660)	$13,100
Incorporation of Global Ship Lease, Inc.	—	—	—
Change in amount due from CMA CGM	—	110,005	—
Allocation of prior year net income	(9,005)	9,005	—
Net income for the period	32,677	—	—
Effect of derivative instruments	—	—	(3,554)
Effect of currency translation adjustment	—	—	12,423

Balance at December 31, 2006 (Predecessor)	32,677	115,350	21,969
Incorporation of Global Ship Lease, Inc.	—	—	—
Change in amount due from CMA CGM	—	(11,881)	—
Allocation of prior year net income	(32,677)	32,677	—
Net income for the period	16,776	—	—
Effect of derivative instruments	—	—	(211)
Effect of currency translation adjustment	—	—	9,509
Other effect of the transfer of the initial ten vessels in 2007	—	26,739	(26,528)
Deemed distribution to CMA CGM	—	—	—

Balance at December 31, 2007 (Predecessor)	16,776	162,885	4,739
Change in amount due from CMA CGM	—	(188,716)	—
Allocation of prior year net income	(16,776)	21,743	—
Other effect of the transfer of the two vessels in 2008	651	4,088	(4,739)
Deemed distribution to CMA CGM	—	—	—
Net income for the period	7,417	—	—
Allocation of net income	(8,068)	—	—

Balance at August 14, 2008 (Predecessor)	—	—	—

	Additional paid in Capital	Stockholders’ Equity
Balance at December 31, 2005 (Predecessor)	$—	$18,445
Incorporation of Global Ship Lease, Inc.	—	—
Change in amount due from CMA CGM	—	110,005
Allocation of prior year net income	—	—
Net income for the period	—	32,677
Effect of derivative instruments	—	(3,554)
Effect of currency translation adjustment	—	12,423

Balance at December 31, 2006 (Predecessor)	—	169,996
Incorporation of Global Ship Lease, Inc.	—	—
Change in amount due from CMA CGM	—	(11,881)
Allocation of prior year net income	—	—
Net income for the period	—	16,776
Effect of derivative instruments	—	(211)
Effect of currency translation adjustment	—	9,509
Other effect of the transfer of the initial ten vessels in 2007	—	211
Deemed distribution to CMA CGM	—	(96,925)

Balance at December 31, 2007 (Predecessor)	—	87,475
Change in amount due from CMA CGM	—	(188,716)
Allocation of prior year net income	—	—
Other effect of the transfer of the two vessels in 2008	—	—
Deemed distribution to CMA CGM	—	(505)
Net income for the period	—	7,417
Allocation of net income	—	—

Balance at August 14, 2008 (Predecessor)	—	(94,329)

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

	Number of Common Stock at $0.01 Par value	Common Stock	Accumulated Earnings (Deficit)	Net Income
Balance at August 14, 2008 (Predecessor)	100	—	(94,329)	—
Elimination of historical stockholders’ equity	(100)	—	94,329	—
Recognition of GSL Holdings stockholders’ equity pre-merger	26,685,209	266	6,286	—
Issuance of shares and warrants in connection with the merger (note 3)
Class A	6,778,650	68	—	—
Class B	7,405,956	74	—	—
Class C	12,375,000	124	—	—
Warrants	—	—	—	—
Warrants exercised into Class A shares (note 11)	504,502	5	—	—
Restricted Stock Units (note 13)	—	—	—	—
Net (loss) for the period	—	—	—	(43,970)
Dividends declared (note 11)	—	—	(15,624)	—

Balance at December 31, 2008 (Successor)	53,749,317	$537	$(9,338)	$(43,970)

	Due to CMA CGM	Accumulated Other Comprehensive Income	Additional paid in Capital	Stockholders’ Equity
Balance at August 14, 2008 (Predecessor)	—	—	—	(94,329)
Elimination of historical stockholders’ equity	—	—	—	94,329
Recognition of GSL Holdings stockholders’ equity pre-merger	—	—	175,375	181,927
Issuance of shares and warrants in connection with the merger (note 3)
Class A	—	—	51,672	51,740
Class B	—	—	26,043	26,117
Class C	—	—	89,348	89,472
Warrants	—	—	1,184	1,184
Warrants exercised into Class A shares (note 11)	—	—	3,021	3,026
Restricted Stock Units (note 13)	—	—	1,167	1,167
Net (loss) for the period	—	—	—	(43,970)
Dividends declared (note 11)	—	—	—	(15,624)

Balance at December 31, 2008 (Successor)	$—	$—	$347,810	$295,039

See accompanying notes to interim unaudited combined financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Combined Financial Statements

(Expressed in thousands of U.S. dollars)

1. General

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange, pursuant to an agreement and plan of merger dated March 21, 2008 as amended, which we refer to as the merger agreement. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

Under the merger agreement, Marathon, a U.S. corporation, first merged with its 100% owned Marshall Islands subsidiary, GSL Holdings, Inc. (“Holdings”), with Holdings continuing as the surviving company. Global Ship Lease, Inc., at that time a subsidiary of CMA CGM, then merged with Holdings, with Holdings again being the surviving company. Holdings was renamed Global Ship Lease, Inc. and became listed on the New York Stock Exchange on August 15, 2008.

In accordance with SFAS No. 141, “Business Combinations” (“FAS 141”), Marathon (through its subsidiary Holdings) has been treated as the accounting acquirer and Global Ship Lease, Inc. was treated as the acquiree. Under the purchase method of accounting, the identifiable assets and assumed liabilities of Global Ship Lease, Inc. were recorded at their estimated fair values as of the acquisition date. The excess of the fair value of the net acquired assets over the purchase price has been recorded as a pro rata reduction of identified intangible assets, vessels in operation and other fixed assets. Because the activities of Marathon were insignificant prior to the acquisition, Global Ship Lease, Inc. (the acquiree), was determined to be the Predecessor for the purpose of reporting historical financial information.

The unaudited interim financial statements are for the periods August 15, 2008 to December 31, 2008 (period titled “Successor” reflecting results of the combined operations following the merger), January 1, 2008 to August 14, 2008 (period labeled “Predecessor”, reflecting the results of operations as historically reported of Global Ship Lease, Inc. prior to the merger), and the three month period and year ended December 31, 2007 (also labeled “Predecessor”). Under Predecessor accounting rules, the financial statements include the results of the vessels when they were owned and operated by CMA CGM (rather than Global Ship Lease, Inc.) in its business of carrying containerized cargo prior to their sale to the Company, referred to hereafter as the period of ownership by CMA CGM.

As the merger was consummated on August 14, 2008, the balance sheet as of December 31, 2008 (labeled “Successor”) reflects the acquisition under the purchase method of accounting of all the identified assets and assumed liabilities of Global Ship Lease, Inc. The balance sheet as of December 31, 2007 (labeled “Predecessor”) reflects the historical balance sheet of Global Ship Lease, Inc. as previously reported.

The term “Company” refers to both Successor and Predecessor periods.

2. Nature of Operations and Basis of Preparation

The Company has a business of owning and chartering out containerships under long term time charters. It contracted under an asset purchase agreement dated December 5, 2007, subject to certain conditions, to acquire 17 containerships from CMA CGM. Of these, 10 were purchased by the Company during December 2007, two in January 2008 and four in December 2008. The remaining vessel is scheduled to be purchased in July 2009. All vessels are, or will be, time chartered to CMA CGM for remaining terms ranging from four to seventeen years. The Company has also entered into an agreement with German interests to acquire in the fourth quarter of 2010 two newbuildings for approximately $77 million per vessel. These vessels will be chartered to ZIM Integrated Shipping Services Limited (“ZISS”) for a period of seven years that could be extended to eight years at ZISS’s option.

During the period covered by these combined financial statements, the Company operated under two business models. During the period up to the delivery of the 10 vessels in December 2007 and two ships in January 2008 (i.e. all of the year ended December 31, 2006, virtually all of the year ended December 31, 2007 and, for two ships of the fleet, for a few days of January 2008 included in the year ended December 31, 2008) operations involved earning freight revenues from containerized transportation of goods for shippers whilst the vessels were owned by CMA CGM. Following the purchase by the Company of 10 vessels in December 2007 and the further two vessels in January 2008, the activities changed and consisted solely of ownership and provision of vessels to container shipping companies under time charters.

Fleet

The following table provides information about the 16 vessels in the fleet chartered to CMA CGM and reflected in these combined financial statements:

Vessel Name	Capacity in TEUs(1)	Year Built	Purchase Date by GSL	Charter Remaining Duration (years)(2)	Daily Charter Rate ($)
Ville d’Orion	4,113	1997	December 2007	4	$28,500
Ville d’Aquarius	4,113	1996	December 2007	4	$28,500
CMA CGM Matisse	2,262	1999	December 2007	8	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	8	$18,465
Delmas Keta	2,207	2003	December 2007	9	$18,465
Julie Delmas	2,207	2002	December 2007	9	$18,465
Kumasi	2,207	2002	December 2007	9	$18,465
Marie Delmas	2,207	2002	December 2007	9	$18,465
CMA CGM La Tour	2,272	2001	December 2007	8	$18,465
CMA CGM Manet	2,272	2001	December 2007	8	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	12	$33,750
CMA CGM Chateau d’lf	5,100	2007	January 2008	12	$33,750
CMA CGM Thalassa	10,960	2008	December 2008	17	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	14	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	14	$25,350
CMA CGM America	4,045	2006	December 2008	14	$25,350

(1)	Twenty-foot Equivalent Units.

(2)	The table shows purchase dates of vessels related to the Company’s time charter business, which occurred during both the predecessor and successor period

The following table provides information about the contracted fleet not reflected in these combined financial statements, other than deposits paid on Hull 789 and Hull 790:

Vessel Name	Capacity in TEUs(1)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Duration (years)		Daily Charter Rate ($)
CMA CGM Berlioz(2)	6,627	2001	July 2009	CMA CGM	12		$34,000
Hull 789(3)	4,250	2010	October 2010	ZISS	7-8	(4)	$28,000
Hull 790(3)	4,250	2010	December 2010	ZISS	7-8	(4)	$28,000

(1)	Twenty-foot Equivalent Units

(2)	Contracted to be purchased from CMA CGM (note 9)

(3)	Contracted to be purchased from German interests (note 9)

(4)	Seven years charter that could be extended to eight years at Charterers’ option

3. Accounting for the Merger

On August 14, 2008, pursuant to the terms of the merger agreement, Holdings acquired all of Global Ship Lease, Inc.’s outstanding capital stock for $235,300 excluding transaction expenses, funded by the issue to CMA CGM of 6,778,650 Class A common shares, 3,934,050 Class B common shares, 12,375,000 Class C common shares, warrants to acquire 3,131,900 Class A common shares with an exercise price of $9.25 and 1,000 Series A preferred shares with a total nominal value of $48,000 and $18,570 in cash. The rights of the different classes of shares are set out in note 11.

The Company accounted for the business combination under the purchase method as prescribed by FAS 141. Under the purchase method, the identifiable assets acquired and liabilities assumed were recorded at their fair values as of the acquisition date. Any excess of the fair value of the net acquired assets over the purchase price was recorded as a pro rata reduction of identified intangible assets, vessels in operation and other fixed assets.

The following table shows the calculation of allocable purchase price:

	Number of Instruments	Fair Value	Fair Value Per Instrument
Cash payment (1)	n.a.	$18,570	n.a.
Class A common shares	6,778,650	51,992	7.67
Class B common shares	3,934,050	26,083	6.63
Class C common shares	12,375,000	89,471	7.23
Warrants to acquire Class A common shares	3,131,900	1,184	0.38
Mandatory redeemable preferred shares	1,000	48,000	n.a.

		235,300
Transaction related expenses		14,556	n.a.

Total allocable purchase price		$249,856

(1)	An amount of $8,056 cash was paid in the successor period

Equity instruments issued in connection with the merger were assessed at their respective fair value reflecting specific features of each instrument at the date of the announcement of the definitive terms of the merger on July 24, 2008.

The Class A common shares have been valued at the $7.67 per share average closing price of the common stock (using the average closing price of the five business days on and surrounding the date of the announcement of definitive terms of the Merger i.e. July 24, 2008). The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the holders of Class B common shares were not entitled to receive any dividends with respect to any quarter prior to those paid with respect to the fourth quarter of 2008 and their dividend rights will be subordinated to those of holders of Class A common shares until at least the third quarter of 2011. The rights of holders of Class C common shares were identical to those of holders of Class A common shares, except that holders of Class C common shares were not entitled to receive any dividends. The Class C common shares converted into Class A common shares on a one-for-one basis on January 1, 2009. Management estimated the per share value of the Class C common shares at the merger by discounting the share price of $7.67 by the present value of the first two $0.23 dividends foregone in 2008. Management calculated the discount rate of 10.75% by using the average of (a) a 12.6% cost of equity using the dividend growth model (assumes a comparable dividend of 8.6% and long-term dividend growth of 4.0%) and (b) an 8.9% cost of equity using the beta method (4.38% U.S. Risk Free Rate (30-year U.S. Treasury) plus a 5.0% adjusted equity market risk premium). Using this rate, the discount for the present value of the waived dividends is $0.44. This results in an implied share price of $7.23. Management estimated the per share value of the Class B common shares using the same method for the forgone dividends as used for Class C common shares. Management also applied an additional discount for subordinated dividend risk and impaired liquidity. Management estimated this additional discount of 7.8% (or $0.60 per share) by examining trading performance of subordinated share class for precedent transactions. This results in an implied share price of $6.63.

Warrants issued to CMA CGM as part of the purchase price were valued using the Black-Scholes option pricing model, with an average share price of $7.67 (as described above), expected volatility at 30.0%, a risk free rate of 3.87%, an expected dividend yield of 11.99% over the duration of the instrument, and an expected duration of five years.

The following table shows the fair value of identifiable assets acquired and liabilities assumed at the merger date:

	Fair Value of Net Assets acquired	Adjustments for Negative Goodwill	Purchase Price Allocation
Cash and cash equivalents	$16,252	$—	$16,252
Prepaid expenses and other receivables	2,894	—	2,894
Derivative instruments	7,811	—	7,811
Vessels in operation	635,000	(110,921)	524,079
Vessel deposit	99,000	—	99,000
Other fixed assets	26	(5)	21
Intangible assets - purchase agreement	51,750	(9,043)	42,707
Long-term debt	(401,100)	—	(401,100)
Accounts payable	(1,181)	—	(1,181)
Accrued expenses and other liabilities	(12,604)	—	(12,604)
Intangible liabilities - charter agreements	(28,023)	—	(28,023)
Negative goodwill to be allocated	(119,969)	119,969	—

Total allocable purchase price	$249,856	$—	$249,856

The fair value of the identifiable acquired assets and liabilities has been reduced by $119,969 which equals the estimated excess of the fair value of the net acquired assets over the purchase price. Three asset classes were reduced pro rate: (i) identified intangible assets of $51,750 to $42,707, (ii) other fixed assets from $26 to $21 and (iii) vessels in operation from $635,000 to $524,079.

Derivative instruments were solely comprised of interest rate financial instruments that were recognized at their mark-to-market value. Vessels in operation were written up to their estimated fair market value at the merger date. The intangible asset recognized in connection with the CMA CGM contracted fleet purchase agreement was valued by comparing the acquisition prices as per the agreement and the vessels estimated fair market values at the merger date. The intangible liability recognized in connection with charter agreements was valued using the market approach where the Company’s actual charter agreements were compared to market rates at the merger date and discounted at a 8.0% interest rate.

In connection with the merger, $317,446 previously held in trust by Marathon was released. These funds were used to repay $115,000 of the assumed credit facility, to purchase $147,053 of shares from shareholders under the merger agreement and a share repurchase program, to pay $18,500 of costs associated with the merger and to pay $18,570 to CMA CGM due under the merger agreement. The balance was held for general working capital purposes including financing the deposits of $15,477 for the two vessels to be purchased in Q4 2010 paid in September 2008.

Unaudited Supplemental Pro Forma Information under FAS 141

The following pro forma information for the years ended December 31, 2008 and 2007 assume that the acquisition of the Company occurred at the beginning of each of the reporting periods being presented.

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007
Operating revenue	$26,325	$20,761	$100,135	$75,607
Net income (loss)	$(42,865)	$5,790	$(26,045)	$15,256
Pro forma net income per share in $
Weighted average number of Class A common shares outstanding (a)
Basic	33,967,357	33,967,357	33,591,788	33,592,403
Diluted	33,967,357	45,188,839	33,591,788	44,401,990
Net income per share amount
Basic	(1.26)	0.17	$(0.78)	$0.45
Diluted	(1.26)	0.13	$(0.78)	$0.34
Weighted average number of Class B common shares outstanding (a)
Basic	7,405,956	7,405,956	7,405,956	7,405,956
Diluted	7,405,956	7,405,956	7,405,956	7,405,956
Net income per share amount
Basic	$—	$—	$—	$—
Diluted	$—	$—	$—	$—

(a)	Assuming Class A and B common shares are participating securities under the two-class method.

4. Significant Accounting Policies

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair value at the merger date presentation of results for the interim periods presented. They do not include all disclosures required under United States Generally Accepted Accounting Principles (“GAAP”) for annual financial statements. These interim unaudited combined financial statements should be read in conjunction with the Company’s Predecessor financial statements as of December 31, 2007 filed with the Securities and Exchange Commission as part of the filing of the Registration Statement on Form F-1 by Global Ship Lease, Inc., dated September 23, 2008.

(a) Intangible assets - purchase agreement

In connection with the merger (note 1), the Company recognised an intangible asset arising from the comparison of the acquisition prices per the asset purchase agreement and the estimated fair value of the vessels yet to be purchased. This intangible asset is not amortized and has or will be transferred to the appropriate vessel on delivery.

Intangible assets are tested for impairment annually or more frequently due to events or changes in circumstances that indicate that the asset might be impaired. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s net book value, then the asset is deemed to be impaired and written down to its fair value.

(b) Derivative instruments - Interest rate hedging activities

The Company has entered into certain hedging agreements in connection with its borrowings.

Interest rate derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument, and if so, the nature of the item being hedged.

The Company’s interest rate derivative instruments do not qualify for hedge accounting. Changes in the fair value, as well as cash settlements of interest rate derivative instruments, are recognized immediately in the statement of income within “Realized and unrealized gain on interest rate derivatives “. Cash flows related to interest rate derivatives (including payments and periodic cash settlements) are included within “Net cash provided (used) by investing activities”.

The fair value of derivatives is presented on the face of the balance sheet under the line item “Derivative instruments” and are split into their current and non-current portions based on the net cash flows expected within one year.

(C) Intangible liabilities - charter agreements

In connection with the merger (note 1), the Company recognised an intangible liability using the market approach wherein the Company’s actual charter agreements were compared to market rates at the merger date.

These intangible lease liabilities are amortized as an increase of time charter revenue over the remaining term of the relevant charter.

(d) Comparative figures

Certain of the figures presented in the balance sheet have been reclassified for comparative purposes to conform to the financial statement presentation adopted for the current year.

(e) Share based compensation

The Company awards restricted stock units to its employees and directors which vest, based on service conditions only, over a period of time up to three years from the award date.

The fair value of restricted stock unit grants is determined by reference to the quoted stock price on the date of grant, as adjusted for estimated dividends forgone until the restricted stock units vest. Compensation expense is recognized based on a graded expense model over the vesting period.

(f) Dividends

Dividends are recorded in the period in which they are declared by the Company’s Board of directors. Dividends to be paid are presented in the combined balance sheet in the line item “dividend payable”.

(g) Earnings per share

In accordance with SFAS No. 128, Earnings Per Share, basic earnings per common share is based on income available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding non-vested restricted stock units. Diluted earnings per common share is calculated by applying the treasury stock method. All outstanding warrants and non-vested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted Earnings Per Share for the Successor period is presented for each category of participating common shares under the two-class method.

5.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2008 Successor	December 31, 2007 Predecessor
Cost	$915,627	$539,350
Accumulated Depreciation	(8,731)	(64,051)

Net Book Value	$906,896	$475,299

Variations in net book value of vessels including drydocking, are presented below:

	December 31, 2008 Successor	December 31, 2007 Predecessor
Opening balance	$475,299	$286,229
Depreciation expense (Predecessor)	(12,163)	(16,119)
Additions in the period (Predecessor)	1,460	188,463
Purchase price adjustment (note 3)	59,302	—
Additions in the period (Successor)	356,862	—
Transfer from intangible assets - purchase agreement	34,867	—
Depreciation expense (Successor)	(8,731)	—
Foreign currency translation adjustment	—	16,726

Closing balance	906,896	$475,299

As of December 31, 2008 all 16 of the vessels delivered to the Company were pledged as collateral under the credit facility agreement.

6.	Vessel Deposits

	December 31, 2008 Successor	December 31, 2007 Predecessor
Additions in the period	$15,477	$—
Capitalized interest	243	—

Closing balance	$15,720	$—

The additions during the period relate to deposits paid for two 4,250 TEU new buildings the Company has agreed to acquire from German interests for approximately $77 million per vessel. The purchase is subject to the completion of customary additional documentation and closing conditions.

7.	Long-Term Debt

Long-term debt is summarized as follows:

	December 31, 2008 Successor	December 31, 2007 Predecessor
Credit facility, at Libor USD + 0.75% to 1.10% (below)	$542,100	$401,100
Less current installments of long-term debt	—	(401,100)

Closing balance	$542,100	$—

The Company established a $800,000 senior secured credit facility with Fortis Bank, Citibank, HSH Nordbank, Sumitomo Mitsui, KFW and DnB Nor Bank. The margin applicable on interest payable under the credit facility varies from 0.75% to 1.10% depending on the “leverage ratio”, which is the ratio of the balance outstanding on the credit facility to the aggregate market value of the vessels, as determined from time to time. The Company also pays a commitment fee of

0.25% per annum based on the undrawn portion of the credit facility, which amounted to $257,900 at December 31, 2008. Further to the amendment of the terms of the credit facility as described below and in note 21 “Subsequent events”, the credit facility amount will reduce commencing four years from the date of the closing of the facility which was in December 2007 in 16 quarterly installments.

This credit facility is secured by, inter alia, first priority mortgages on each of the vessels in the security package, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants within the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility). The credit facility also has a loan to value maintenance covenant of 75%.

On February 10, 2009, the Company announced it had amended the terms of its $800,000 credit facility agreement. Further details are provided in note 15.

8.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger, the parent company of Global Ship Lease, Inc. and at December 31, 2008 is a significant shareholder of the Company, owning certain Class A common shares representing a 23.9% voting interest in the Company at and all 12,375,000 Class C common shares which converted to Class A common shares on January 1, 2009.

Amounts due to CMA CGM companies are summarized as follows:

	December 31, 2008 Successor	December 31, 2007 Predecessor
Shareholders’ Loan - 5.25% per annum ((a) below)	$—	$176,875
Accrued related party expenses	—	1,191
Current account ((b) below)	1,040	1,389

Amounts due to CMA CGM companies presented within liabilities	$1,040	$179,455

Current account ((b) below)	958	—

Amounts due from CMA CGM companies presented within assets	$958	$—

(a) Under a shareholder’s loan agreement dated December 11, 2007, CMA CGM provided to the Predecessor a credit facility of $250,000. The amount of the loan outstanding on August 14, 2008 of $176,875 was cancelled upon completion of the merger (note 1). The loan was unsecured and bore interest at 5.25% per annum.

(b) CMA CGM subsidiaries provide Global Ship Lease, Inc. and its subsidiaries with certain ship management services related to the operation of the Company’s fleet. The current account at December 31, 2008 and 2007 related to amounts payable by or recoverable from CMA CGM.

Asset Purchase Agreement

As reported in note 2, the Company entered into an asset purchase agreement with CMA CGM on December 5, 2007. Pursuant to this agreement, during December 2007, the Company purchased 10 secondhand vessels for a total price of $385,000 and in January 2008, the Company purchased two newly built vessels for a total price of $188,000. In December 2008 the Company purchased four vessels for a total price of $354,780 of which $99,000 was prepaid by virtue of the 12,375,000 Class C common shares in the Company issued to CMA CGM in the merger (note 3).

Under the asset purchase agreement, the Company is committed, subject to financing, to purchasing a further vessel from CMA CGM for a price of $82,000, with an expected purchase date of July 2009.

Time Charter Agreements

All 16 vessels owned during the period were time chartered to CMA CGM. Of the three vessels due to be delivered during 2009 to 2010, one has been chartered to CMA CGM. Under the time charters, hire is paid in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods of between four and seventeen years. Of the $1,808,305 maximum future charter hire receivable for the total fleet set out in note 9, $1,665,113 relates to the 17 ships chartered or to be chartered to CMA CGM (including the vessel due for delivery).

Ship Management Agreement

The Company outsources day to day technical management of its vessels to a ship manager that is closely supervised by the Company’s own staff. The ship manager for the initial and contracted fleet (excluding the two vessels to be purchased from German interests) is CMA Ships Ltd, a wholly owned subsidiary of CMA CGM. CMA CGM guarantees the performance of all services and any payment due to the Company by the ship manager pursuant to the ship management agreements. The ship management agreements are for a period of three years from the date of delivery of the vessels to Global Ship Lease, Inc. and its subsidiaries, although they can be terminated early by the Company in certain circumstances.

The Company pays CMA Ships an annual management fee of $114 per vessel and reimburses costs incurred on its behalf mainly being for the provision of crew and lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day depending on the vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the year ended December 31, 2008 amounted to $848 for the Successor period and $528 for the Predecessor period (2007: $49, 2006: $nil).

Except for transactions with CMA CGM, the Company did not enter into any other related party transactions.

9.	Commitments and Contingencies

Contracted Vessel Purchases

As reported in note 2, the Company has contracted to purchase a further vessel from CMA CGM at a cost of $82,000. In addition, the Company is committed to purchasing two vessels from German interests in the fourth quarter of 2010 for approximately $77,000 each. A deposit of 10% has been paid for these two vessels.

Charter Hire Receivable

The Company has entered into long term charters for its vessels owned at December 31, 2008. The charter hire (including those relating to vessels due for delivery in 2009 and 2010), is paid in advance and the daily rate is fixed for the duration of the charter. The charters are for periods of between five and 17 years and the maximum annual charter hire receivable for the fleet of 16 vessels as at December 31, 2008 and for the total contracted fleet of 19 vessels, taking account of actual or anticipated delivery dates and before allowance for any off-hire periods, is as follows:

Year ending December 31	Fleet operated as at December 31, 2008	Total fleet to be operated
2009	$144,347	$150,110
2010	144,347	158,913
2011	144,347	177,197
2012	144,058	176,998
2013 and thereafter	938,891	1,145,087

	$1,515,990	$1,808,305

10.	Operating Segments

Segment information reported below has been prepared on the same basis that it is reported internally to the Company’s chief operating decision maker. The Company operated under two business models from which it derives its revenues reported within these combined financial statements: (i) the provision of vessels by the Company under time charters to container shipping companies and (ii) freight revenues generated by the containerized transportation of a broad range of industrial and consumer goods by the Predecessor group. There are no transactions between reportable segments. Following the delivery of the initial 12 vessels in December 2007 and January 2008, the activity consists solely of the ownership and provision of vessels for container shipping under time charters.

The “Adjustment” column in the table below includes (i) the elimination of the Containerized Transportation activity performed by the Predecessor up to August 14, 2008 and (ii) the IPO and merger costs expensed by the Predecessor.

During the three months and the years ended December 31, 2008 and 2007 the activities can be analyzed as follows:

	Three months ended December 31,
	2008 Successor Time Charter	2007 Predecessor
		Time Charter	Adjustment	Total
Operating revenues	26,305	2,909	78,348	81,257

Operating expenses
Voyage expenses	—	—	60,173	60,173
Vessel operating expenses	7,924	740	4,974	5,714
Depreciation	5,883	622	4,297	4,919
General and administrative	2,686	330	8,184	8,514
Other operating (income) expense	(63)	—	4,399	4,399

Total operating expenses	16,430	1,692	82,027	83,719

Operating income (expense)	9,875	1,217	(3,679)	(2,462)
Interest income	195	—	207	207
Interest expense	(2,647)	(1,103)	(3,692)	(4,795)
Realised and unrealised gain on derivatives	(50,986)	—	—	—

Income (expense) before income taxes	(43,563)	114	(7,164)	(7,050)
Taxes on Income	(92)	(20)	—	(20)

Net income (expense)	(43,655)	94	(7,164)	(7,070)

	August 15 to December 31 2008 Successor Time Charter	January 1 to August 14, 2008 Predecessor

		Time Charter	Adjustment	Total
Operating revenues	39,095	55,883	2,072	57,955

Operating expenses
Voyage expenses	—	—	1,944	1,944
Vessel operating expenses	11,904	17,893	181	18,074
Depreciation	8,731	11,902	261	12,163
General and administrative	3,712	2,306	1,508	3,814
Other operating (income) expense	(106)	(187)	280	93

Total operating expenses	24,241	31,914	4,174	36,088

Operating income (expense)	14,854	23,969	(2,102)	21,867
Interest income	413	424	—	424
Interest expense	(3,842)	(17,600)	—	(17,600)
Realised and unrealised gain on derivatives	(55,293)	2,749	—	2,749

Income (expense) before income taxes	(43,868)	9,542	(2,102)	7,440
Taxes on Income	(102)	(23)	—	(23)

Net income (expense)	(43,970)	9,519	(2,102)	7,417

	Year ended December 31, 2007
	Time Charter	Predecessor Adjustment	Total
Operating revenues	2,909	332,186	335,095

Operating expenses
Voyage expenses	—	249,457	249,457
Vessel operating expenses	740	23,219	23,959
Depreciation	622	15,497	16,119
General and administrative	330	17,421	17,751
Other operating (income) expense	—	(2,341)	(2,341)

Total operating expenses	1,692	303,253	304,945

Operating income (expense)	1,217	28,933	30,150
Interest income	—	—	—
Interest expense	(1,103)	(12,251)	(13,354)
Realised and unrealised gain on derivatives	—	—	—

Income (expense) before income taxes	114	16,682	16,796
Taxes on Income	(20)	—	(20)

Net income (expense)	94	16,682	16,776

11.	Share Capital

At December 31, 2008 the Company has three classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until at least the third quarter of 2011, and that Class B common share holders are not entitled to dividends for any period prior to the fourth quarter of 2008. The rights of holders of Class C common shares are identical to those of holders of Class A common shares, except that holders of Class C common shares are not entitled to receive any dividends. The Class C common shares converted into Class A common shares on a one-for-one basis on January 1, 2009.

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable on August 14, 2011 and are required to be redeemed earlier using the proceeds of the exercise of any Public Warrants. The shares are redeemed each time that proceeds from the exercise of warrants reach $5,000. As at December 31, 2008 total proceeds received from the exercise of warrants classified in the balance sheet as restricted cash were $3,026, and therefore none of the preferred shares were redeemed. Series A preferred shares are classified as a liability. The dividend that preferred shares holders are entitled to receive quarterly is presented as part of interest expense.

In addition to the Class A, B and C common shares and the Series A Preferred shares, there are 39,531 Public Warrants which have an expiry of August 14, 2010 and give the holder the right to purchase one Class A common share at a price of $6 per share and 5,500 Sponsor Warrants which have similar terms to the Public Warrants except that the exercise must be on a cashless basis. Further, there are 6,188 Class A Warrants which expire on September 1, 2011 and give the holders the right to purchase one Class A common share at a price of $9.25 per share.

On September 30, 2008 500,102 Public Warrants were exercised at a price of $6 each and 500,102 Class A common shares issued.

On September 22, 2008 the Company’s Board declared a starting dividend of $0.23 per Class A common share that was paid on October 14, 2008 to Class A common shareholders and unit holders of record on October 2, 2008.

On October 22, 2008, 4,400 Public Warrants were exercised at a price of $6 each and 4,400 Class A common shares issued.

On November 13, 2008 the Company’s Board declared a third quarter dividend of $0.23 per Class A common share that was paid on November 28, 2008 to Class A common shareholders and unit holders of record as of November 21, 2008.

12.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company enters into interest rate swap agreements to manage the exposure to interest rate variability. As of December 31, 2008 a total of $580,000 of anticipated core debt has been swapped into fixed rate debt at a weighted average rate of 3.59% None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the combined statement of cash flows. During the Predecessor period ended August 14, 2008, initial payments on derivatives of $4,730 were made (nil for the Successor period ended December 31, 2008).

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized loss on interest rate derivatives for the year ended December 31, 2008 was $51,770.

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). The fair value hierarchy under SFAS No. 157 has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company has determined that the only derivative instruments that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy are its interest rate swap agreements. These are all categorized as Level 2 and at December 31, 2008 there was a liability of $47,041. The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account interest rates at that date.

13.	Share-based compensation

In August 2008, the Company’s Board adopted the 2008 Equity Incentive Plan (the “Plan”), which entitles employees, consultants and Directors of the Company and its subsidiaries to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents.

The Plan is administered by the Board or a committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the Plan during the 10-year term of the Plan is 1,500,000. The maximum number of Class A common shares with respect to which awards may be granted to any participant in the Plan in any fiscal year is 500,000 per participant.

The holder of a stock grant awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other Class A common shareholders when the grant vests and the shares are issued.

On August 14, 2008 the Company granted a total of 780,000 restricted share units under the Plan to the Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer. The shares vest over a period of three years; one third on the first anniversary of the merger, one third on the second anniversary and one third on the third anniversary.

On November 12, 2008 the Company granted 80,000 restricted share units under the Plan to the Chief Technical Officer. The shares vest over a period of two years; half on the first anniversary of the merger and half on the second anniversary.

On November 12, 2008 the Company granted 37,671 restricted share units under the Plan to the Directors of the Company which vested on January 1, 2009.

The fair value of the restricted share units on issue is calculated by multiplying the number of share units by the share value at the grant date, which is discounted for dividends forfeited over the vesting period.

There were no other awards granted by the Company during this period. There were no share based compensation schemes in place in the predecessor periods, and therefore no comparatives are provided.

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Shares	Weighted Average Fair Value
As at December 31, 2007	—	—
Granted - August 14, 2008	780,000	$7.37
Granted - November 12, 2008	117,671	2.80
Vested	—	—

As at December 31, 2008	897,671	$6.77

The fair value at the grant dates are $7.37 for the grants on August 14, 2008 and $2.80 for the grants on November 12, 2008, both of which are the average closing prices for the common stock surrounding those dates. The share values are discounted by 10.75% (the same rate used to discount the Class C shares in the purchase price allocation) and for the estimated $0.23 quarterly dividend over the relevant vesting periods.

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the shares calculated thereon is recognized as compensation costs in the income statement over the vesting period. During the period August 14, 2008 to December 31, 2008, the Company recognized a total of $1,167 share based compensation costs (2007: Nil). As at December 31, 2008, there was a total of $3,363 unrecognized compensation costs relating to the above share based awards (2007: Nil). The remaining costs are expected to be recognized over a period of 34 months.

14.	Earnings per share

Basic earnings per common share presented under the two-class method is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period. At December 31, 2008, there were 45,031,348 warrants to purchase Class A common shares outstanding, including 5,500,000 sponsor warrants (which must be exercised on a cashless basis), at an exercise price of $6, and there were 860,000 restricted stock units authorized as part of management’s equity incentive plan. As of December 31, 2008 only Class A and B common shares are participating securities.

The diluted weighted average number of Class A common shares outstanding as at December 31, 2008 is the same as the basic weighted average number of shares. As there is a loss in the period ended December 31, 2008 it is considered anti dilutive to include instruments that convert to Class A common shares.

The Merger created 7,405,956 shares of Class B common shares. Class B common shareholders were not entitled to receive dividends in respect of income prior to the fourth quarter of 2008 and their dividend rights is be subordinated to those of holders of Class A common shares.

15.	Subsequent events

(a) On February 10, 2009 the Company announced it had amended the terms of its $800 million credit agreement. Under the amendment, the maximum permitted loan to value maintenance ratio will be increased to 100%, from 75% previously, applicable for test dates in the period April 30, 2009 to April 30, 2010. During this period, the Company will have no restrictions on its ability to distribute dividends unless the loan to value ratio exceeds 90%, at which point the Company will be required to place 50% of its quarterly cash available for distribution in a pledged account. The pledged account would be released back to the Company if loan to value falls back below 90% during a subsequent valuation period. As part of the amended facility, the Company has agreed to increase the margin of interest paid on the existing loan to value pricing grid by 50 basis points, and the grid has been extended to accommodate higher loan to value ratios. The facility will now bear an interest margin ranging from 1.25% to 2.75% over LIBOR, depending on loan to value. In addition, the commitment fee will increase to 0.50% from 0.25% and the maximum availability under the credit facility will begin to amortize from December 2011 rather than December 2012 previously.

(b) On February 10, 2009, the Company announced a fourth quarter dividend of $0.23 per Class A common share, unit and Class B share that will be paid on March 5, 2009 to Class A common shareholders and unit holders and Class B shareholders of record as of February 20, 2009.

(C) As stated in note 11, the 12,375,000 Class C common shares held by CMA CGM converted on a one for one basis to Class A common shares on January 1, 2009.